Exhibit 3.2

AMENDMENT TO THE RESTATED BYLAWS OF
CASCADE NATURAL GAS CORPORATION

September 29, 2004

Article V, Sections 1 and 2 of the Bylaws are hereby amended in their entirety to read as follows:

ARTICLE V - OFFICERS

Sec. 1.  The officers of the corporation shall be chosen by the board of directors, and shall be a chairman of the board, a vice chairman of the board, a president, a chief operating officer, a chief financial officer, one or more vice presidents, a secretary, a controller, and, if appointed, a treasurer, one or more assistant secretaries, assistant controllers, and assistant treasurers, such assistants to have such powers and duties of the secretary and treasurer, respectively, as shall from time to time be assigned to them by the board of directors.  The same person may hold more than one office.

Sec. 2.  The board of directors, at its first meeting after each annual meeting of shareholders, shall choose a chairman and vice chairman of the board from their own number, and a president, a chief operating officer, a chief financial officer, and one or more vice presidents, a secretary and a controller, who need not be members of the board.